FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

July 11, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 11, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has entered into agreements to acquire a 100% interest in the Salar de Oro gold property in Jujuy province, northwest Argentina.

Item 5.	Full Description of Material Change

The Issuer has entered into agreements to acquire a 100% interest in the Salar de Oro gold property in Jujuy province, northwestern Argentina. The (33,500 hectare) property consists of 10 continuous cateos and two minas, over elevations ranging from 3900 – 4900 metres.  This property forms part of the Issuer’s extensive gold property portfolio in the prospective 61,000 km2 Santa Victoria basin.

Reconnaissance scale sampling conducted by the Issuer has led to the discovery of two separate gold bearing zones located 15 kilometres apart along a north-trending belt of sedimentary rocks.  The northern gold zone is characterized by historical underground workings which targeted multiple gold zones hosted over a minimum area of 850 metres north-south by up to 100 metres east-west.  The zone is characterized by a sericite-pyrite-carbonate-iron carbonate alteration assemblage associated with intense quartz stockwork veining.  The zone is open to the north, south and west.  Ongoing artisanal placer mining continues to recover gold from the system.

Sampling at the northern gold zone targeted outcropping quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 65 characterization or grab samples is 3.96 g/t gold.

In detail, the results of the 65 samples collected are as follows: From fourteen samples collected from in-situ quartz veins, four high-grade samples assayed 44.6, 21.9, 12.9, and 6.04 g/t gold, with the remaining ten samples ranging from detectable to 0.6 g/t gold.  Thirty-four samples collected from the adjacent altered sediments with quartz veinlets yielded grades from detectable up to 31.6 g/t gold, indicating the potential for disseminated bulk tonnage gold mineralization.  Finally, sixteen composite samples taken from the tailings dumps yielded results ranging from detectable to 107 g/t gold, and demonstrate the high grade nature of the veins that have been historically mined.  Finally, visible gold was discovered in the central adit.

Recent sampling late in the field season revealed the presence of two southern gold zones.  The average grade from a total of 128 characterization samples is 0.55 g/t gold, with the highest grade sample returning 10.0 g/t gold.  The range of grades from the 128 samples is as follows: three samples range from 5 to 10 g/t gold, fourteen samples range from 1 to 5 g/t gold, five samples range from 0.5 to 1 g/t gold, twelve samples range from 0.2 to 0.5 g/t gold with the remaining samples ranging from non-detectable to 0.05 g/t gold.

The relationship between the northern and southern gold zones is at present unknown as the 15 kilometre strike extension between the zones has not been evaluated.

Previous exploration work at the Salar de Oro property appears to have been very limited, and there are neither records nor evidence of any extensive modern exploration. Small-scale underground mining ceased back in the 1950’s.  Importantly, the property has never been drill tested.

The Issuer plans to systematically explore the property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling.  Contingent on favourable results, an initial drill program will evaluate the continuity of the high grade gold veins as well as the potential for disseminated bulk tonnage gold mineralization.  Detailed structural mapping is presently in progress and will be followed by systematic trenching and associated geochemical sampling in the third quarter of 2006.

The terms of the relevant agreements are as follows: the Issuer has the option to acquire a 100% interest in 3 cateos and 2 minas from Los Andes Compania Minera S.A., an arm’s length Argentine mining company, by making escalating aggregate payments of USD 2,470,000 over 4 years to May 3, 2010. The option agreement excludes the surficial placer rights, which remain with the vendor.  The remaining 7 cateos have been applied for, and will be 100% owned by the Issuer.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, the Issuer's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

All geochemical samples are secured and shipped to ALS Chemex Argentina for assay. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

July 11, 2006